

July 21, 2010

Patrick Moore
Chief Executive Officer
Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

> **Re:** **Amwest Imaging Incorporated**
> **Registration Statement on Form S-1**
> **Filed June 24, 2010**
> **File No. 333-167743**

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Part I: Information Required in Prospectus

The Offering, page 5

1. We note from your disclosure that the proceeds from this offering will be deposited in a standard, non-interest bearing bank account until all offering proceeds are raised and that the trust agent over the funds also acts as your counsel. Please consider providing risk disclosure regarding using your counsel as your escrow agent rather than a third-party agent. Advise whether potential creditors of your attorney will be able to access escrowed funds.

Risk Factors, page 7

General

2.	Please provide a separate risk factor discussing the auditors' going concern opinion and the notation in the financial statements that states that there is substantial doubt about your ability to continue as a going concern.

Description of Our Business

Growth Strategy of the Company, page 18

3.	Please provide us with supporting documentation for your statement that you plan on earning sufficient profit to underwrite your growth and provide fair returns to your shareholders given that you have not generated any revenues to date. This comment also applies to your statement on page 32, that by the fourth quarter, you expect to have a base of clients to sustain operations. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite in the registration statement.

12 Month Growth Strategy and Milestones, page 18

4.	Please clarify your statement that you believe you will start to generate revenue approximately six months after "closing of the private placement." Please provide the estimated costs associated with each milestone.

Directors, Executive Officers, Promoters and Control Persons

Background Information About Our Officer and Director, page 34

5.	Please revise your disclosure to clarify the business experience of Mr. Moore for the past five years as required by Item 401(e) of Regulation S-K. In this regard, we note your disclosure that his most recent employment was with RGS Reprographics, but no dates of employment are given.

6.	We presume that Mr. Moore has not held directorships during the past five years in any publicly traded company. Please confirm. See Item 401(e)(2) of Regulation S-K.

Beneficial Ownership Reporting Compliance, page 34

7.	We note that you have included disclosure pursuant to Item 405 of Regulation S-K; however, this information is not required on Form S-1. It does not appear that the registrant will be registering a class of securities under Section 12 of the Exchange Act, and if not, Section 16 will not apply to holders of your company's securities. Please revise or advise accordingly.

Available Information, page 37

8.   Please note the Commission's Washington D.C. offices are located at 100 F Street, not 100 Fifth Street.

Part II: Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 39

9.   Your disclosure refers to the issuance and sales of securities without registration since inception; however, it does not appear that you have included a description of each transaction, as required by Item 701 of Regulation S-K. Please revise accordingly, as we note that on April 9, 2010, you issued a total of 9 million shares of common stock to Mr. Moore for an equity investment of $9,000.

Undertakings, page 39

10.   It does not appear as though the proviso you have included in undertaking (1) or undertaking (4) are applicable to your offering. Please tell us why you have included these provisions.

Exhibits

11.   Your escrow agreement states that the escrow agent has an agreement with Washington Mutual Bank or such other bank as selected by the Escrow Agent. When you file your executed escrow agreement, please specify the bank. In this regard, we note that Washington Mutual was acquired by JP MorganChase in 2008.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stephani Bouvet at (202) 551-3545 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

Cc: Harold P. Gewerter, Esq.
       (702) 382-1759 (facsimile)